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                                     Filed by Inverness Medical Technology, Inc.
                                     (Commission File No. 000-20871)
                                     pursuant to Rule 425 under the
                                     Securities Act of 1933, as amended.

Subject Company:  Integ Incorporated
Commission File No.:  000-28420

On October 4, 2000, Inverness Medical Technology, Inc. utilized the following script in connection with a conference call commencing at 10:30 a.m. EST:

                             CONFERENCE CALL SCRIPT

Good morning and welcome to the Inverness Medical Technology conference call. The topic today is our announcement of our proposed acquisition of Integ. Speaking today on behalf of Inverness Medical Technology will be CEO Ron Zwanziger, followed by Dr. Jerry McAleer, Vice President Research and Development of Inverness Medical Technology.

Before turning the call over to Ron, I'll read the safe harbor statement. This presentation contains forward-looking statements, including statements about the consummation and anticipated timing of the merger that we will discuss, the potential market opportunity for glucose monitoring systems that use interstitial fluid, the expected drivers of growth for the market opportunity, the anticipated impact of Integ's technology on Inverness Medical Technology's future growth, the expected benefits of the merger, the actual exchange ratio, the tax-free nature of the transaction and the anticipated impact of the acquisition on Inverness Medical Technology's earnings and development programs. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the receipt of stockholder and other approvals of the transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, the potential market acceptance of interstitial fluid glucose monitoring systems, the competitive environment for the glucose monitoring market, the efficacy and safety of products, the content and timing of submissions to and decisions by regulatory authorities, the ability to manufacture sufficient quantities of product for development and commercialization activities, the ability of Inverness Medical Technology to successfully commercialize products and the risks and uncertainties described in Inverness Medical Technology's and Integ's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation those risks and uncertainties described under "Certain Factors Affecting Future Results" beginning on page F-8 of Exhibit 13.1 to Inverness' Annual Report on Form 10-K for the year ended December 31, 1999.

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Now I will turn the call over to Inverness Medical Technology CEO, Ron
Zwanziger.

Good morning. I want to welcome everybody to today's call, including the many new listeners.

We're very excited about today's announcement of our acquisition of Integ and their sampling technology that utilizes interstitial fluid-- instead of blood-- to monitor glucose levels. We will use this conference call to provide you with an understanding of the rationale for the deal from a variety of perspectives... including medical, financial, and strategic.

Jerry McAleer will get us started by sharing some background.

Thank you, Ron. As many of you know, our technical team has a long history of success in developing blood glucose systems. Since the inception of Inverness Medical we have focused our efforts on researching, developing, and mass manufacturing systems which utilize our advanced electrochemical biosensor test strips.

We have successfully led the industry by providing people with diabetes with what they want--smaller sample sizes, faster test times, and alternatives to fingersticking. Now, we see an opportunity to provide people with diabetes with an additional option-- testing without blood samples. Research has shown that many people are not testing, or they are not testing often enough. Unfortunately, despite our success in delivering systems which require only tiny samples of blood and are virtually pain-free, there are still some people who just don't wish to draw blood. Interstitial fluid is an option to blood which we believe has great potential.

It is an extracellular fluid that is prevalent throughout the body and skin. It is the means through which proteins and nutrients, including glucose, pass between capillaries and cells. Integ has patented technology which removes interstitial fluid samples found in the outermost layers of skin. By combining Integ's sampling technology with our existing measurement and manufacturing capabilities, we at Inverness Medical are ideally positioned to deliver a new option to people with diabetes--particularly those who are averse to blood testing.

Let me turn the call back over to Ron who will now discuss the financial and strategic aspects of the transaction.

Thank you Jerry. Let me review the fundamentals of the deal. We have agreed to exchange 1.9 million shares of our stock for all of the issued and outstanding shares of Integ's common stock, options and warrants. The outstanding shares of Integ's preferred stock will be redeemed for cash at the closing. We anticipate taking a significant charge in the 4th quarter for in-process R&D and consolidation costs.

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We expect the dilution and associated costs of the transaction to impact earnings per share by approximately $0.07 in 2001. We would add, however, our belief that current consensus earnings estimates for 2001 may well prove conservative. In fact, given recent sales trends and a continually improving outlook for existing and expected products, our EPS growth for the coming year could conceivably neutralize the earnings impact of this transaction.

This investment is clearly another strong commitment on our part to research and development. It fosters our position as the world leader in glucose monitoring technology. This interstitial fluid technology is complementary to our existing R&D efforts. Our programs continue to grow, and we expect to continue to launch a major new product every year. In short, what this gives us, is yet another avenue for future growth in a diabetes market which is expected to expand dramatically over the next five to ten years.

That concludes our prepared remarks and we would be happy to take any questions you might have. Operator, will you please describe the procedure for the Q&A.

[OPERATOR, THEN QUESTIONS]

WRAP-UP:

If we have no further questions then, I would like to conclude by reiterating our enthusiasm for the opportunities we see in this most recent investment in our future. We fully expect that adding Integ will parallel nicely our existing R&D efforts and add yet another avenue through which to grow our leadership position in the fast-growing diabetes self-test market. Again, we would like to thank all of you for participating in the call today and for your continued support. We look forward to speaking with you again in just a few weeks on our quarterly earnings call at which time we can update you on our continuing progress.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is not a substitute for the prospectus/proxy statement Inverness Medical Technology and Integ plan to file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Inverness Medical Technology and Integ with the Securities and Exchange Commission will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to Inverness Medical Technology, Inc., 200 Prospect Street, Waltham, MA 02453, Attention: Investor Relations, telephone (781) 647-3900 or by directing a request to Integ Incorporated, 2800 Patton Road, St. Paul, MN 55113, Attention: Investor Relations, telephone (651) 639-8816.

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We urge investors and security holders to read the prospectus/proxy statement of Inverness and Integ and the registration statement of Inverness relating to the merger transaction described above, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the SEC, they may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain copies of each of these documents (when they become available) free of charge from Inverness or from Integ by directing your request to the respective addresses set forth above.

Inverness Medical Technology anticipates filing a transcript of this conference call as promptly as available which it expects will be on Thursday, October 5, 2000.